FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          MARCH 2006

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

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                                TABLE OF CONTENTS

Document 1                 News Release dated March 29, 2006
Document 2                 Material Change Report dated March 29, 2006
Document 3                 News Release dated March 30, 2006
Document 4                 Material Change Report dated March 30, 2006

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

                    FOR IMMEDIATE RELEASE WWW.AMADORGOLD.COM
MARCH 29, 2006                                                         TSXV: AGX

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce that it has arranged a private placement for up to $1,050,000 through the purchase of up to seven million units at a price of $0.15 per unit. The financing will consist of both flow-through and non flow-through units with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 for two years. There will be a finder's fee on portions of the proceeds to registered parties in the amount of 8% cash. Closing of the placement is subject to regulatory approval. The proceeds of the private placement will be used for acquisitions, staking additional ground and exploration work in Ontario as well as for general working capital.

AMADOR GOLD CORP.
ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES
--------------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  March 29, 2006

ITEM 3.           NEWS RELEASE

                  The press release was issued on March 29, 2006 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced that it has arranged a private placement for up to $1,050,000 through the purchase of up to seven million units at a price of $0.15 per unit.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced that it has arranged a private placement for up to $1,050,000 through the purchase of up to seven million units at a price of $0.15 per unit. The financing will consist of both flow-through and non flow-through units with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 for two years. There will be a finder's fee on portions of the proceeds to registered parties in the amount of 8% cash. Closing of the placement is subject to regulatory approval.

                  The proceeds of the private placement will be used for acquisitions, staking additional ground and exploration work in Ontario as well as for general working capital.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:        (604) 685-2222

ITEM 9.           DATE OF REPORT

Dated at Vancouver, British Columbia this 29th day of March, 2006.

                                                                      DOCUMENT 3


                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


                  FOR IMMEDIATE RELEASE WWW.AMADORGOLDCORP.COM
MARCH 30, 2006                                                         TSXV: AGX

Further to the Company's news release of March 29, 2006 AMADOR GOLD CORP. (TSXV:
AGX) is pleased to announce that it has increased the previously announced private placement from $1,050,000 through the purchase of up to seven million units at a price of $0.15 per unit to $1,875,000 through the purchase of up to
12.5 million units at a price of $0.15 per unit. The financing will consist of both flow-through and non flow-through units with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 for two years. There will be a finder's fee on portions of the proceeds to registered parties in the amount of 8% cash. Closing of the placement is subject to regulatory approval.

The proceeds of the private placement will be used for acquisitions, staking additional ground and exploration work in Ontario as well as for general working capital.

AMADOR GOLD CORP.
ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES
--------------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

                  ITEM 1.  NAME AND ADDRESS OF COMPANY

                           Amador Gold Corp.
                  711 - 675 West Hastings Street
                           Vancouver, British Columbia
                           V6B 1N2

                  ITEM 2.  DATE OF MATERIAL CHANGE:

                           March 30, 2006

ITEM 3.           NEWS RELEASE

                  The press release was issued on March 30, 2006 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced that it has increased the previously announced private placement from $1,050,000 through the purchase of up to seven million units at a price of $0.15 per unit to $1,875,000 through the purchase of up to 12.5 million units at a price of $0.15 per unit.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced that it has increased the previously announced private placement from $1,050,000 through the purchase of up to seven million units at a price of $0.15 per unit to $1,875,000 through the purchase of up to 12.5 million units at a price of $0.15 per unit. The financing will consist of both flow-through and non flow-through units with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 for two years. There will be a finder's fee on portions of the proceeds to registered parties in the amount of 8% cash. Closing of the placement is subject to regulatory approval.

                  The proceeds of the private placement will be used for acquisitions, staking additional ground and exploration work in Ontario as well as for general working capital.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:     (604) 685-2222

ITEM 9.           DATE OF REPORT

Dated at Vancouver, British Columbia this 30th day of March, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    March 31, 2006            BY:  /S/ BEVERLY J. BULLOCK
                                   ---------------------------------------
                                   Beverly J. Bullock, Corporate Secretary